SurgePays, Inc.

3124 Brother Blvd, Suite 410

Bartlett, TN 38133

October 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	SurgePays, Inc.
Registration Statement on Form S-3
File No. 333-273110

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended SurgePays, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:05 P.M. (Eastern Time) on November 3, 2023, or as soon thereafter as possible on such date.

Very truly yours,

SurgePays, Inc.

By:	/s/ Anthony Evers
Name:	Anthony Evers
Title:	Chief Financial Officer